Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

RECEIVED
2004 JUL 26 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANGLO IRISH BANK

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

04035747

6 July 2004

BD/AH

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791) 12g3-2 (b) Exemption.

SUPPL

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

p.p. [signature]
B. Daly

Encls

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

dlw 7/26

RECEIVED
2004 JUL 26 A 11:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

STOCK EXCHANGE

DATE	ANNOUNCEMENT
5 May 2004	Preliminary Results for the six months to 31 March 2004
20 May 2004	Scrip Terms – Interim Dividend 2004
30 June 2004	Application to Listing 600,425 Ordinary Shares

COMPANIES REGISTRATION OFFICE

DATE	ANNOUNCEMENT
11 June 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 172,850 new ordinary shares – Dated 11/05/2004
11 June 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 184,600 new ordinary shares – Dated 25/05/2004
30 June 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 81,600 new ordinary shares – Dated 29/06/2004

ANGLO IRISH BANK

Preliminary Results for the six months to 31 March 2004

RECEIVED
2004 JUL 26 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HIGHLIGHTS

Anglo Irish Bank today (Wednesday 5 May 2004) published its preliminary statement for the six month period ended 31 March 2004.

- Record pre-tax profits of €228.6m, an increase of 48%
- Underlying profitability (profits before general bad debt provisions) grew by 25%
- Basic earnings per share rose by 53% to 51.42 cent (2003: 33.55 cent)
- Total assets increased by 18% to €30.4 billion on a constant currency basis (September 2003: €25.8 billion)
- Lending to customers increased by 15% on a constant currency basis to €21.3 billion, equating to record net loan growth of €2.8 billion
- Return on equity increased to 34%
- Tier One Capital stands at 8.0%

Commenting on the results, Sean FitzPatrick, Group Chief Executive, said:

"This has been an excellent first half for the Bank with very strong performances across all divisions.

Loans to customers grew by a record €2.8 billion net on a constant currency basis demonstrating the Bank's ability to achieve strong growth in its chosen sectors and markets. The quality of the book continues to be strong as demonstrated by the very low level of specific bad debt charge of €9.6 million, just 0.045% of closing loan balances.

Non inter-bank funding increased by €4.7 billion, bringing total funding to €26.7 billion, again representing the strongest period of growth in the Bank's history. Over the last 12 months customer deposits have grown by nearly 40% reflecting the continued strengthening of the Bank's franchise.

We are very encouraged by the Bank's performance so far in the current year. This performance and the record level of work in progress at €3.4 billion point to a strong outcome for the full year to September 2004"

-ends-

For reference:
Sean FitzPatrick, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Associate Director, Group Finance
Anglo Irish Bank - Tel: (01) 616 2000

Chairman's Statement

Anglo Irish Bank continues to deliver excellent returns for shareholders. Profits for the six months ended 31 March 2004 reached €228.6m and represent a 25% increase on a like for like basis over the comparable period last year. Each division has contributed to this performance and record results were achieved in all areas. Selected highlights for the period include:

Profits

- Record pre-tax profits of €228.6m, an increase of 48%
- Underlying profitability (profits before general bad debt provisions) grew by 25%
- Cost/income ratio improved to 28.6%

Shareholder value

- Return on equity up to 34%
- Record EPS of 51.42 cent

Operational performance

- Record six-month growth in lending of €2.8Bn on a constant currency basis, an increase of 15%
- Non performing loans fell from 0.72% to 0.66% of closing customer loan balances
- Customer deposits increased by 18% on a constant currency basis
- Tier One Capital: 8%

As indicated to you in our preliminary results announcement for the year ended 30 September 2003, the Bank will not need to make additional general bad debt provision charges in the next number of years given the Bank's existing level of provisions and strength of asset quality.

Dividends

Shareholders will recall that the total dividend for the year ended 30 September 2003 was increased by 50%. The final dividend, paid on 30 January 2004, included a significant proportion of this increase. Accordingly, in order to bring the interim dividend into line with the rebased overall dividend, the Board has declared an interim dividend of 7.52 cent per share, an increase of 54% on that paid in 2003.

It is your Board's intention hereafter to continue our progressive policy of increasing dividends in line with the longer-term underlying growth of the Bank's profits.

The dividend will be paid on 16 July 2004 to shareholders on the Bank's register as at the close of business on 14 May 2004. Withholding tax may apply on the dividend, depending on the tax status of each shareholder. We will again offer shareholders the choice of receiving dividends in the form of cash or shares.

Operations

Business Lending

Our lending operations reported a net increase in loan balances of €2.8Bn on a constant currency basis, representing the strongest growth in customer advances in any six-month period for the Bank. Our focus delivers consistent and significant growth in each of our chosen sectors and highlights the Bank's ability to enhance and grow its franchise across its markets.

Ireland and the UK, our principal lending markets, posted very strong net loan growth of 15% and 18% respectively. We were encouraged by the performance of our Boston lending operations where customer advances increased by 10%. Total Group lending now exceeds €21.3Bn, a rise of 15% over September 2003 on a constant currency basis. We continue to emphasise disciplined growth and we are satisfied that we have excellent asset quality across all sectors.

Treasury

The strength of the Bank's Treasury operations is highlighted by the growth in non inter-bank funding balances – an increase of €4.7Bn – bringing total funding to €26.7Bn. Customer deposits recorded growth of 18% in the six-month period. The success of the Bank's debt securities programme continues to enhance our funding profile, providing a balanced and diversified mixture of short and long term resources.

In March 2004 Moody's, the leading international credit rating agency, upgraded the Bank's long term, short term and financial strength ratings to A2, P-1 and C+ respectively. This reflects the Bank's continuing strong profitability, excellent asset quality and the strengthening of its funding profile.

Our Treasury division achieved its highest ever half-year revenues reflecting the continued growth and strength of our Corporate Treasury Sales business. The Bank has been successful in providing foreign exchange and interest rate management solutions to customers in the Austrian, Irish, UK and US markets. Our approach of placing people in local markets, while transacting all business through our single central dealing room in Dublin, has been successful from both a profit and risk management perspective.

Wealth Management

Wealth Management has enjoyed an excellent first half with very significant increases in revenue and profitability. The division's success can be attributed to focused management and the development of structured tailored investment products across many asset classes that are distributed to our Group-wide client base. This strong performance was complimented by an improved investment climate.

The Bank's decision to consolidate all wealth management activities into a single, centrally run division has improved our service to clients and has created opportunities to develop rewarding long-term relationships throughout the Group.

Operating efficiency

As in the past, the Bank places great emphasis on the continuous improvement of our infrastructure and on recruiting and investing in our people. Notwithstanding this, the Group's cost/income ratio further improved to 28.6%. This demonstrates the inherent strength of our business model and shows that we continue to generate significant operational leverage and superior returns.

Board

After 22 years of service with the Bank, Peter Killen, Director of Risk Management retired at the end of January 2004. Appointed to the Board in 1989, Peter played a key role in developing the Bank's lending franchise in both Ireland and the UK and his contribution to its success is significant. I thank Peter for the enormous contribution he has made to Anglo Irish Bank.

Also, as I reported to you at our recent annual general meeting, Tom Browne and Gary McGann were appointed to your Board in January 2004 as an Executive and Non-executive Director respectively. We welcome them and the experience and skill each will bring to our Board.

Strategy

Our focus remains unchanged. We operate in sectors and markets where our structure enables us to provide a tailored differentiated offering. Our centralised model has been fundamental to the Bank's success - providing efficient and consistent service to our clients. Our strong asset quality underpins our growth. This model is highly scalable in all its aspects and it will continue to deliver strong, high quality loan growth in our chosen markets for the foreseeable future. We are confident that income diversification will be maintained through our growing Treasury and Wealth Management operations.

As always our strategic objectives are predicated on organic growth. We will continue to evaluate acquisition opportunities as they arise, proceeding only with those that match our long-term strategic objectives and meet the stringent criteria we impose.

Outlook

We look forward to the future with confidence. Lending work in progress at March 2004 is €3.4Bn exceeding the previous high level recorded in September 2003 of €3Bn. Funding will continue to strengthen. The income contribution from our Treasury and Wealth Management operations continues to expand. Our equity capital generation has increased significantly in recent years and is sufficient to support our envisaged strong growth.

The core economies in which we operate are strong and our strategy will continue to deliver superior returns whatever the circumstances. The strength, scale and mix of our businesses, together with our people, provide us with an excellent platform to deliver these returns.

The fundamental strength and efficiency of the Bank's model and our positioning in each of our markets gives us the confidence to look forward to a continuing strong performance for the year as a whole. We remain very positive on the Group's prospects for 2005.

Peter Murray
Chairman
4 May 2004

Consolidated profit and loss account (unaudited)
For the six months ended 31 March 2004

	6 months ended 31 March 2004 €m	6 months ended 31 March 2003 €m	year ended 30 September 2003 €m
Interest receivable and similar income			
Interest receivable and similar income arising from			
Debt securities and other fixed income securities	22.2	24.2	40.7
Other interest receivable and similar income	610.6	515.6	1,019.6
Interest payable and similar charges	(390.2)	(342.9)	(646.3)
Net interest income	242.6	196.9	414.0
Other income			
Fees and commissions receivable	**86.8**	75.7	152.3
Fees and commissions payable	**(7.8)**	(6.1)	(12.7)
Dealing profits	**7.0**	2.7	6.4
Other operating income	**5.1**	4.8	11.2
Total operating income	**333.7**	274.0	571.2
Operating expenses			
Administrative expenses	**88.8**	74.5	155.0
Depreciation and goodwill amortisation	**6.7**	6.3	12.2
Provisions for bad and doubtful debts - specific	**9.6**	11.0	10.1
- general	**-**	27.7	47.4
	105.1	119.5	224.7
Group profit on ordinary activities before taxation	**228.6**	154.5	346.5
Taxation on profit on ordinary activities	**(50.6)**	(36.9)	(76.4)
Group profit on ordinary activities after taxation	**178.0**	117.6	270.1
Minority interests	**(8.2)**	(9.0)	(16.8)
Group profit attributable to ordinary shareholders	**169.8**	108.6	253.3
Dividends	**(25.0)**	(15.8)	(61.6)
Group profit retained for period	**144.8**	92.8	191.7
Basic earnings per share	**51.42** c	33.55 c	78.03 c
Diluted earnings per share	**50.42** c	32.77 c	76.24 c
Dividends per ordinary share	**7.52** c	4.87 c	18.80 c

Consolidated balance sheet (unaudited)
As at 31 March 2004

	31 March 2004	30 September 2003 (restated) *	31 March 2003 (restated) *
	€m	€m	€m
Assets			
Loans and advances to banks	**6,710.8**	5,798.8	4,299.5
Loans and advances to customers	**20,511.0**	17,268.5	15,303.0
Securitised assets	**789.9**	808.0	879.6
Less: non-returnable proceeds	**(757.2)**	(777.1)	(847.0)
	32.7	30.9	32.6
Debt securities	**1,635.3**	1,365.2	1,380.2
Equity shares	**6.8**	4.5	2.4
Intangible fixed assets - goodwill	**72.0**	73.8	78.4
Tangible fixed assets	**32.0**	32.9	27.8
Other assets	**491.4**	417.0	412.1
Prepayments and accrued income	**336.3**	256.8	243.3
	29,828.3	25,248.4	21,779.3
Life assurance assets attributable to policyholders	**548.5**	271.7	184.4
Total assets	**30,376.8**	25,520.1	21,963.7
Liabilities			
Deposits by banks	**2,915.0**	3,290.1	3,574.1
Customer accounts	**17,376.9**	14,577.6	12,547.2
Debt securities in issue	**6,453.7**	4,557.9	2,972.9
Other liabilities	**266.2**	305.6	256.0
Accruals and deferred income	**386.3**	267.1	252.9
Provisions for liabilities and charges	**4.8**	4.8	4.9
	27,402.9	23,003.1	19,608.0
Capital resources			
Subordinated liabilities	**421.1**	429.0	442.6
Perpetual capital securities	**676.7**	645.0	659.7
Equity and non-equity minority interests	**255.4**	260.1	267.5
	1,353.2	1,334.1	1,369.8
Called up share capital	**106.7**	105.8	104.7
Share premium account	**156.9**	154.7	149.7
Other reserves	**0.9**	0.9	0.9
Profit and loss account	**807.7**	649.8	546.2
Total shareholders' funds (all equity interests)	**1,072.2**	911.2	801.5
Total capital resources	**2,425.4**	2,245.3	2,171.3
	29,828.3	25,248.4	21,779.3
Life assurance liabilities attributable to policyholders	**548.5**	271.7	184.4
Total liabilities and capital resources	**30,376.8**	25,520.1	21,963.7
Memorandum items			
Contingent liabilities			
Guarantees	**801.6**	764.6	1,198.0
Commitments			
Commitments to lend	**3,416.0**	3,037.0	2,364.1

* The comparative amounts have been restated to reflect the implementation of UITF Abstract 38- Accounting for ESOP trusts.

Consolidated cash flow statement (unaudited)
For the six months ended 31 March 2004

	6 months ended 31 March 2004 €m	6 months ended 31 March 2003 €m	year ended 30 September 2003 €m
Reconciliation of operating profit to net operating cash flows			
Operating profit	**228.6**	154.5	346.5
Increase in accruals and deferred income	**108.0**	20.9	37.9
Increase in prepayments and accrued income	**(78.8)**	(8.7)	(24.0)
Financing costs of subordinated liabilities	13.7	15.1	29.1
Financing costs of perpetual capital securities	27.2	21.7	47.4
Interest earned on debt securities and other fixed income securities	**(21.6)**	(23.2)	(39.2)
Amortisation of debt securities and other fixed income securities	**(0.6)**	(1.0)	(1.5)
Provisions for bad and doubtful debts	**9.6**	38.7	57.5
Loans and advances written off net of recoveries	**(3.7)**	(5.6)	(17.9)
Depreciation and goodwill amortisation	**6.7**	6.3	12.2
Net cash flow from trading activities	**289.1**	218.7	448.0
Net increase in deposits	**4,320.0**	2,241.5	5,572.9
Net Increase in loans and advances to customers	**(3,250.2)**	(1,974.3)	(3,945.5)
Net (increase)/decrease in loans and advances to banks	**(777.4)**	194.6	(693.4)
Net increase in other assets	**(72.1)**	(143.1)	(146.6)
Net (decrease)/increase in other liabilities	**(23.8)**	32.0	43.4
Exchange and other movements	**22.0**	(80.0)	(99.8)
Net cash flow from operating activities	**507.6**	489.4	1,179.0
Returns on investment and servicing of finance	**(17.2)**	(16.4)	(49.9)
Tax paid	**(44.7)**	(47.0)	(80.1)
Capital expenditure and financial investment	**(275.3)**	72.0	77.4
Acquisitions and disposals	-	(15.6)	(15.4)
Equity dividends paid	**(32.3)**	(22.5)	(34.1)
Financing	(3.5)	145.9	140.2
Increase in cash	134.6	605.8	1,217.1

RECEIVED
2004 JUL 26 A 11: 52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANGLO IRISH BANK

ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS - INTERIM DIVIDEND 2004

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2004 Interim Dividend are that one new ordinary share will be credited as fully paid for every 206.398105 shares held where Dividend Withholding Tax (DWT) applies and for every 165.118484 shares held where the Withholding Tax does not apply.

The issue price will be €12.41691 per ordinary share to shareholders on the register at the close of business on 14 May 2004 who held the required minimum number of shares.

20 May 2004

AVS No: 379104

RECEIVED
2004 JUL 26 A 11:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

INTERIM DIVIDEND 2004

Application has been made to the Irish Stock Exchange and the UK Listing Authority for **600,425** ordinary shares of nominal value of €0.32 each in the capital of Anglo Irish Bank Corporation plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and to the London Stock Exchange for these shares to be admitted to trading. These shares have been issued pursuant to the Anglo Irish Bank Corporation plc Scrip Dividend Scheme dated December 1997.

Such admission is expected to become effective and dealings to commence on these shares on 16 July 2004.

'Document on Anglo Irish Bank Corporation plc Scrip Dividend Scheme'.

A copy of the above document has been submitted to the UKLA and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. 020 7676 1000

AVS NO. 864271

30 June 2004

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority **30 June 2004**

Details of securities to be listed

Anglo Irish Bank Corporation plc ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	**Euro 0.32**	**334,352,570**
	in		
	in		
Euro 121,600,000.00			**Euro 106,992,822.40**

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	**Dual Primary, Dublin & London**
Secondary	

Please specify on which RIEs the issuer has applied to have its securities traded

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
600,425 Ordinary shares of Euro 0.32

Type of issue for which application is being made
Euro 0.32 Ordinary shares in respect of Scrip Dividend

Confirmation

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed	BD
~~Director or~~ **secretary** ~~or other duly authorised officer~~ for and on behalf of	
Name of issuer	**Anglo Irish Bank Corporation plc**

To be completed in all cases

Application to be heard on:	**Tuesday, 6th July 2004**
Admission expected to be effective on:	**Friday, 16th July 2004**

Name(s) of contact(s) at issuer regarding the Application	**Bernard Daly**
Telephone number:	**+353 1 616 2506**

Irish Stock Exchange	**APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST (Shares & Debt Securities) SCHEDULE 3A**

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. It must be lodged duly completed at least TWO BUSINESS DAYS prior to the consideration of the application for admission to listing.

To: Listing Applications
Irish Stock Exchange ("the Exchange") **30 June 2004**

Details of securities to be listed

Anglo Irish Bank Corporation plc ("the issuer")
hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro €0.32	334,352,570
	in		
	in		
	in		
~~£~~ **€121,600,000.00**			~~£~~ **€106,992,822.40**

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Amount and description of securities for which application is now being made(include distinctive numbers)
Type of issue for which application is being made

600,425 Ordinary €0.32

Type of issue for which application is being made

600,425 Ordinary €0.32 in respect of Scrip Dividend

Are the securities for which application is now made:

(a) identical * in all respects? YES ~~NO~~

If no, how do they differ and when will they become identical?

___

(b) identical * in all respects with an existing class of security?

YES	~~NO~~

If no, how do they differ and when will they become identical?

___

___

(c) the subject of an application for listing in another member state of the European Community either within the previous six months, now or in the near future.

YES	~~NO~~

If yes, state when and on what stock exchange(s) :

Dual Primary, Dublin and London

NOTE: * Identical means in this context:

(a) the securities are of the same nominal value with the same amount called up or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Details of documents of title

Please give details of renounceable document (where applicable):

(a) Type of document (which must comply with the relevant provisions of chapter 13 of the listing rules): N/A

(b) Proposed date of issue: N/A

(c) Last day for splitting: N/A
- (i) Nil paid: ___
- (ii) Partly paid: ___
- (iii) Fully paid: ___

(d) Last day for renunciation: N/A

Definitive certificate:

Definitive certificates (in respect of the class of security/~~securities~~ for which listing is sought) will be issued for 600,425 shares [insert ~~number of shares] and~~/or £ ___ nominal of ___ [insert designation of debt securities] and will be ready on 16/7/2004 for ___ shares [insert number of shares] and/or £___ nominal of ___[insert designation of debt securities].

Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the Listing Rules in due course.

SIGNED BY ____________________

~~Director or~~ secretary or ~~other duly authorised officer~~

For and on behalf of

Anglo Irish Bank Corporation plc
Name of issuer

To be completed in all cases

Application to be heard on: Tuesday, 6th July 2004

Dealings expected to commence on: Friday 16th July 2004

Name(s) of contact(s) at issuer regarding the application:

Bernard Daly

Anglo Irish Bank Corporation plc

Telephone number: 00 353 1 616 2506

NOTE: *** *delete as appropriate***

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than ***2 business days prior*** *to the consideration of the application for admission to trading.*

If you require assistance, please call the Company Services Help Desk on ***020-7797-1600****.*

To: London Stock Exchange

1. **Full name of issuer:** **Anglo Irish Bank Corporation plc**

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example*: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

600,425 **Ordinary Shares of Euro 0.32 each**

3. **Type of issue for which application is being made:** Example*: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Euro 0.32 Ordinary Shares in respect of Scrip Dividend

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** YES/~~NO~~

(b) **with an existing class of security?** YES/~~NO~~

If you answered *NO* to either question how do the securities differ and when will they become identical?

N/A

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought ~~were~~/will be issued on:**

Date: 16 July 2004

Please indicate whether the certificates are in registered or bearer form:

REGISTERED ~~/ BEARER~~

Note in relation to Question 4:

* ***identical*** *means in this context:*

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] **Date:** **30 June 2004**

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer **Anglo Irish Bank Corporation plc**

Application to be considered on (date):	**Tuesday, 6th July 2004**
Dealings expected to commence on (date):	**Friday, 16th July 2004**

Contact at the issuer:

Name:	**Bernard Daly**
Email address:	**bernarddaly@angloirishbank.ie**
Telephone number:	**+353 1 6162506**

Contact at nominated representative (if applicable):

Name:	**Fergal Meehan**
Email address:	**Fergal.Meehan@davy.ie**
Telephone number:	**+353 1 614 9993**

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news.   YES / NO

Please ensure all sections of this form have been completed before submitting

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office

STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 11/05/2004

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
ANTHONY CAMPBELL 6 SHREWSBURY PARK, BALLSBRIDGE, DUBLIN 4	ORDINARY	72,850
MICHAEL D'ARCY 20 GAINSBOROUGH CLOSE MALAHIDE CO DUBLIN	ORDINARY	15,000
MICHAEL MCGEE 18 BIRCHILL CRESCENT, ONCHAN, ISLE OF MAN	Ordinary	50,000
PETER MURRAY 4 PEAR TREE FIELD, CARYSFORT DOWNS, BLACKROCK, CO DUBLIN	ORDINARY	25,000
BRIAN SPILLANE 98 BUTTERFIELD PARK, RATHFARNHAM, DUBLIN 14	ORDINARY	10,000

Presenter's Name

CLIONA JOYCE

Address

ANGLO IRISH BANK CORPORRION PLC

18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Telephone 01 616 2506

Reference BD/CJ

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
100,000	ORDINARY	0.32	1.0919747	109,197.48
72,850	ORDINARY	0.32	2.36	171,926.00

Denomination EURO

Conversion rate, if any

Total value of consideration: € 281,123.48

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

SHARES ISSUED ON EXERCISE OF SHARE OPTION.

Denomination

Conversion rate, if any

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 10/06/2004

Name *Block letters please*

BERNARD DALY

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) *notes one and two*

made on 11/05/2004

or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from Section C	€ 281,123.48
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 281,123.48
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 281,123.48

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in *accordance with the* provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 281,123.48

Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 2,812.00
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 2,812.00

+

€12.00 ~~€12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee)	€ 2,824.00

Note Five
Interest at the rate of 1% per month or part *of a month is charged* on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*
ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office
STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 25/05/2004

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
JOHN COTTER 3 BAYSWATER, CARRIGALINE, CO CORK	ORDINARY	41,600
SEAMUS MCGILL 42 WOODSIDE, OLD RATHFARNHAM, DUBLIN 14	ORDINARY	20,000
NEIL MURPHY 4 BRACKEN CRESCENT, NORTH CIRCULAR ROAD, LIMERICK	ORDINARY	3,000
BRENDAN MYERS RICHILL, LISNAGRY, CO LIMERICK	ORDINARY	20,000
HELEN CAHILL 6 ASHFIELD ROAD, RANELAGH, DUBLIN 6	ORDINARY	100,000

Presenter's Name: CLIONA JOYCE

Address: ANGLO IRISH BANK CORPORATION PLC
18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Telephone 01 616 2506

Reference CJ/BD

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
143,000	ORDINARY	0.32	1.0919747	156,152.37
41,600	ORDINARY	0.32	2.36	98,176.00

Denomination EURO

Conversion rate, if any

Total value of consideration € 254,328.37

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

SHARES ISSUED ON EXERCISE OF SHARE OPTION

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for *non-cash consideration*

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature BD

Date 10/06/2004

Name *Block letters please*

BERNARD DALY

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number 22045

Date of allotment(s) *notes one and two* made on 25/05/2004

or made from ____________ to ____________

E Value of assets contributed or to be contributed		**F** Nominal value of shares allotted	
1. Total from Section C	€ 254,328.37		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 254,328.37	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 254,328.37		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 254,328.37

Stamp Duty at € 1.27 per € 127.00 or part thereof: € 2,544.00

Interest for 0 months *note five*: € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD): € 2,544.00

+

€12.00. ~~€12.7~~0 Companies Office Registration Fee

Total Due (CCD + Reg. Fee): € 2,556.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5
(Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 29/06/2004
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Terence Carroll 7 Kincorra Road Clontarf Dublin 3	Ordinary €0.32	8,278

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
8,278		0.32	1.79	14,839.64

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 14,839.64

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Approved SAYE Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature B Daly

Date

Name *Block letters please*

Bernard Daly

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 29/06/2004
notes one and two

or made from ______ to ______

E	**F**
Value of assets contributed or to be contributed	Nominal value of shares allotted
1. Total from Section C: € 14,839.64	1. Amount/ Denomination:
+	
2. Total from Section D: € 0.00	2. Conversion Rate:
3. Total 1 + 2 above: € 14,839.64	3. Amount in €: €
4. Expenses *note four*: € 0.00	
5. Total 3 - 4: € 14,839.64	

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 14,839.64

Stamp Duty at € 1.27 per € 127.00 or part thereof: € 149.00

Interest for 0 months *note five*: € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD): € 149.00

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee): € 161.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform